Farmacia Corporation
                                               204/2 Alba Yulie Street, Suite 68
                                                       Kishineu, MD 2001 Moldova


United States Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549
Attention : Jeffrey Riedler, Assistant Director

Re: File No. 333-163815

Dear Mr. Riedler:

Please find below our answers to the SEC comments sent to us on January 15, 2010:

1. We do not use any graphic, visual or photographic information in our prospectus.

2.   Ok

3. Rule 419 of the Securities Act of 1933 states: "the term "blank check company" shall mean a company that: i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We have a specific business plan. It includes completing the offering and selling at least the minimum amount of shares; developing the web site; completing the marketing research; designing our catalog and establishing our first pharmacy in Kishineu, Moldova during the first year. For the foregoing reasons, we do not believe that we are a blank check company.
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4.   We do not plan to use the prospectus before the effective date of the registration statement.

5. We do not have and do not plan to have any other creditors except our president Ms. Cudina. Ms. Cudina is paying all our expenses. She already paid $600 administrative expense, $1,750 legal expense and $3,515 audit expense. There are no specific terms to repay Ms. Cudina.

6. Ms. Cudina is paying all our expenses. There are no specific terms to repay Ms. Cudina. Company does not have any other creditors. If we do not sell the minimum number of shares in 270 days all funds will be promptly returned to our investors. Please see revised page #11 of our prospectus.

7.   Please see revised page #2 of our prospectus.

8. The Company does not intend to use the proceeds of the offering to repay any indebtedness owed to Ms. Cudina.

9.   Please see revised page 3 and page 5 of our prospectus.

10.  Please see revised page 17 of our prospectus.

11.  Please see revised page 4 of our prospectus.

12.  a) please see revised page #5 of our prospectus;

     b) the only government regulatory requirement to open a pharmacy is obtaining a business license. If new government regulations, laws, or licensing requirements are passed that would restrict or eliminate delivery of any of our intended goods or services, then our business may suffer. Please see revised page 17 of our prospectus.

     c) we will conduct market research after completing our offering;

     d) if we do not generate revenue during the first year of operations we would need additional financing;

     e) Please see revised page 5 of our prospectus.

     f) The only government regulation is obtaining business license;

     g) please see revised page #5 of our prospectus;

     h) the main expense during the first year of operation would be auditors which would cost us not more than $1,400 USD per quarter;

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     i) In our opinion dilution is not a risk factor it will be a fact.

     j) Please see page 7 of our prospectus.

13.  Please see revised page 5 of our prospectus.

14.  Please see revised page 5 of our prospectus.

15.  Please see revised page 5 of our prospectus.

16. Ms. Cudina is available to devote at least 20 hours per week or more if needed

17.  Please see revised page 6 of our prospectus.

18.  Please see revised page 6 of our prospectus.

19. The average salary for qualified pharmacist in Moldova is approximately $200 USD per month. It should not impact our cost of operations.

20.  Please see revised page #5 of our prospectus.

21.  We are referring to indebtedness of the company.

22. If additional costs occur prior to completing our offering the president will cover these expenses

23.  Only Ms. Cudina has the access to the funds in the bank account.

24.  Please see revised page 7 of our prospectus

25. If we raise the minimum amount of our offering we will lease our equipment. We will have enough money to operate for one year.

26.  Please see revised page 23 of our prospectus.

27. We will obtain most of our inventory of pharmaceuticals and related products on a consignment basis

28.  Please see revised pages 9, 10, 11 of our prospectus.

29.  Please see revised page 9 of our prospectus.

30.  Please see revised page #5, of our prospectus .

31.  Please see revised page #11 of our prospectus.

32.  Please see revised page #12 of our prospectus.

33. The sale of the shares covered by registration statement will be made solely by Ms. Cudina

34.  Please see revised page 12 of our prospectus.

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35.  All our investors are intended to be from Moldova and they are familiar with a Health Care System of Moldova

36.  Please see revised page 17 of our prospectus.

37.  Please see revised page 17 of our prospectus.

38.  Please see revised page 17 of our prospectus.

39.  Please see revised page 15 of our prospectus.

40. The rent for the pharmacy would be paid from revenue. First month rent is included in equipment expenses.

41.  The minimum space required for pharmacy operations is 80 m2.

42. We would need approximately 30-60 days from the beginning of our marketing research to secure a retail space for the pharmacy and 30-60 days to start operations.

43.  Please see revised page 15 of our prospectus.

44. Please see revised page 16 of our prospectus. Our financing plans are describe in "LIQUIDITY AND CAPITAL RESOURCES".

45.  Please see revised page 16 of our prospectus.

46.  Please see revised page 16 of our prospectus.

47.  Please see revised page 17 of our prospectus.

48. There are some areas in Kishineu that does not have pharmacies close by. We plan to target those areas to minimize competition.

49. We will try to minimize the competition by choosing our retail location as far as possible from other pharmacies.

50. We need just a business license. If new regulation would pass we might not be able to qualify for pharmacy operation

51.  There are no restrictions in Moldova for foreign companies

52. For now we need just a business license. There are no any other regulatory requirements. 53. We intend to hire a pharmacist after completing the offering. There are no difficulties in filling the position.

54. Please see revised page 18 of our prospectus. Ms. Cudina is the owner of the premises.

55. "Techno Mir" is a chain of electronic stores in Kishineu, Moldova. Ms. Cudina is a co-founder of the company that had up to 40 employees.

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56.  Please see revised page 18 of our prospectus.

Financial statements

1.   Please see revised page 23 of our prospectus.

2. It is agreed between the company and Ms. Cudina that donated consulting services and donated rent will be valued at $250 per month each.

Yours truly,


/s/ Irina Cudina
-------------------------------------
Irina Cudina,
President and Chief Executive Officer



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